UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 12, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 12, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investor Meet

Mumbai, February 12, 2016: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the Schedule of meeting with the Analyst / Institutional Investor for the second and third week of February, 2016.

Date	Meeting Scheduled for next week	Venue	Type

12-02-2016	Change Global Investment		One-on-One
12-02-2016	UBS Investor group - US		One-on-One
15-02-2016	Call - Palestra Capital - Kevin Feng		One-on-One
16-02-2016	Edelweiss Conference		Conference
AGF Asset Management Asia Ltd
Amansa Investment Advisors Pvt Ltd
AGF Asset Management Asia Ltd
ASK Investment Managers
Axis MF
Canara Robeco MF
IDBI Federal Life Insurance
Reliance Capital Asset Management Limited
Birla Sun Life Asset Management Company Ltd.
Enam Asset Management Pvt. Ltd
Goldman Sachs Asset Management
HDFC Asset Management Company Limited
Hornbill Cap
Raiffeisen Kapitalanlage Ges.m.b.H.
Reliance Life Insurance Company Limited
Silverstreak Management Services Pvt. Ltd.
Tata Asset Management Ltd.
Aegon Religare Life Insurance
Alta Vista Capital
Bharti AXA Life Insurance Company Ltd.
First Voyager
Kotak Mahindra Old Mutual Life Insurance Ltd
Ashmore Investment Advisors
Fidelity Management and Research
Abu Dhabi Investment Authority
Pioneer Investments
18-02-2016	IIFL Conference		Conference
Fidelity
Rochdale
Harvard Management
ICICI Prudential MF
Temasek
HDFC MF
Oppenheimer
Harris Associates
Capital International
19-02-2016	RBC Global Asset Management UK Ltd.		One-on-One
19-02-2016	Macquarie Funds, Hong Kong		One-on-One

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.